Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Confidential Registration Statement on Form S-1 (File No. 333-276129) of our audit report dated March 20, 2024, with respect to the consolidated balance sheets of Forwardly, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023. Our report dated March 20, 2024, relating to aforementioned financial statements, includes a going concern paragraph relating to substantial doubt of the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC

April 15, 2024